UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

For
DELAWARE GROUP® EQUITY FUNDS III

Application for Deregistration of Certain Registered Investment Companies.

I.		General Identifying Information

1.		Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.		Name of fund: Delaware Group Equity Funds III

3.		Securities and Exchange Commission File No.: 811-01485

4.		Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[X] Initial Application	[ ] Amendment

5.		Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 2005 Market Street, Philadelphia, PA 19103

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Deidre A. Downes
Delaware Investments
2005 Market Street
Philadelphia, PA 19103-7094
(215) 255-2941

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3la-2]:

Delaware Investments
ATTN: Legal Services Department
2005 Market Street
Philadelphia, PA 19103-7094

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisors have been terminated:

Delaware Management Company, 2005 Market Street, Philadelphia, PA 19103-7094

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Delaware Distributors, L.P., 2005 Market Street, Philadelphia, PA 19103-7094

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14.	Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ] Yes [X] No

If Yes, for each UIT state:
Name(s):
File No.: 811-__________
Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: May 20, 2010
If No, explain:
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidationor Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: September 22, 2010
If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[] Yes [X ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[] Yes [X ] No

(c) Were the distributions made pro rata based on share ownership?

[ ] Yes [X ] No

(d)          If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:  *Conversion ratio was calculated by dividing the NAV of the target fund by the NAV of the surviving fund.

Class                                              Surviving Fund NAV                Target Fund NAV          Conversion Ratio*
INST CLASS NAV                      31.4397252                                   16.1268643                       0.5129
CLASS A NAV                            30.3690647                                   15.7202830                       0.5176
CLASS B NAV                            26.8078045                                   14.5426382                       0.5425
CLASS C NAV                            26.5195335                                   14.5404816                       0.5483
CLASS R NAV                            29.7703280                                   15.5196923                       0.5213

(e) Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date of this form is filed:

(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

Stradley, Ronon, Stevens & Young, LLP          quarter-end March 31, 2009            $827.70
Stradley, Ronon, Stevens & Young, LLP          quarter-end June 30, 2009               $7,606.19
Stradley, Ronon, Stevens & Young, LLP          quarter-end December 31, 2009      $6,066.00
Stradley, Ronon, Stevens & Young, LLP          quarter-end March 31, 2010            $13,455.94
Stradley, Ronon, Stevens & Young, LLP          quarter-end June 30, 2010               $114,355.57
Stradley, Ronon, Stevens & Young, LLP          quarter-end September 30, 2010     $45,351.50
Stradley, Ronon, Stevens & Young, LLP          quarter-end December 31, 2010      $11,224.97
Stradley, Ronon, Stevens & Young, LLP          quarter-end March 31, 2011            $504.67

(ii) Accounting expenses:

PricewaterhouseCoopers LLP – final tax return for Delaware Group Equity Funds III: $9,450 PricewaterhouseCoopers LLP – additional expenses for Delaware Group Equity Funds III: None

(iii) Other expenses (list and identify separately):

Altman Group $50,093.33 Broadridge $66,469.92

(iv) Total expenses (sum of lines (i)-(iii) above): $315,955.79

(b) How were those expenses allocated?

The expenses resulting from the Fund’s participation in the Merger, including solicitation of proxies, were shared by the following parties in the percentages indicated: 25% by Delaware Growth Equity Fund, 35% by Delaware Select Growth Fund and 40% by Delaware Management Company, a series of Delaware Management Business Trust.

(c) Who paid those expenses?

The expenses resulting from the Fund’s participation in the Merger, including solicitation of proxies, were shared by the following parties in the percentages indicated: See above

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Delaware Select Growth Fund, a series of Voyageur Mutual Funds III

(b) State the Investment Company Act file number of the fund surviving the Merger: 811 -04547

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

On August 4, 2010, the Form of Agreement and Plan of Reorganization between Delaware Group Equity Funds III, on behalf of Delaware Growth Equity Fund, and Voyageur Mutual Funds III, on behalf of Delaware Select Growth Fund, was filed as an exhibit to the N-14 proxy statement/prospectus of Voyageur Mutual Fund III (File No. 333-167200) under the Securities Act of 1933.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Delaware Group Equity Funds III, (ii) she is the Assistant Vice President/Associate General Counsel/Assistant Secretary of Delaware Group Equity Funds III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/Deidre A. Downes
Deidre A. Downes